TRADEPRO SECURITIES, INC.

Statement of Financial Condition
December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52282

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRADEPRO SECURITIES INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

340 CONGRESS PKWY.
(No. and Street)

LAWRENCEVILLE	GA	30044
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN CASS	305-446-4800	stephen@tradeprosecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso & Farber, LLP
(Name – if individual, state last, first, and middle name)

230 W. Monroe St., Ste. 2300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Stephen Cass_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___TradePro Securities, Inc._____ , as of ___12/31_____ , 2 _023__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JULIE ILTEN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
December 21, 2026

Signature: _____

Title: _____
  President/CFO

Julie Ilten 3/29/24
Notary Public

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TradePro Securities, Inc.
Statement of Financial Condition Index
December 31, 2023

JESSER, RAVID, JASON, BASSO AND FARBER LLP

230 W. Monroe St., Suite 2300
Chicago, IL 60606

Office: (312) 782-4710
Fax: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON STATEMENT OF FINANCIAL CONDITION

To the Board of Directors and Stockholders of
TradePro Securities, Inc.
Lawrenceville, GA

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradePro Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TradePro Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TradePro Securities, Inc.'s management. Our responsibility is to express an opinion on TradePro Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TradePro Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as TradePro Securities, Inc.'s auditor since 2022.

Chicago, IL

March 30, 2024

1

TradePro Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	702,037
Due from clearing broker		1,695,404
Deposits with clearing brokers		257,509
Prepaid expenses		-
Deferred tax asset		431,000
Total Assets	$	3,085,950

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	1,292,037
Total Liabilities		1,292,037

Stockholders' equity:

Common stock, no par value, 190 million shares authorized; 20,474,379 shares issued and outstanding	646,000
Additional paid-in capital	5,783,171
Accumulated deficit	(4,635,258)
Total Stockholders' equity	1,793,913

Total Liabilities and Stockholders' Equity	$	3,085,950

The accompanying notes are an integral part of this financial statement.

CONFIDENTIAL

1. Nature of Operations

TradePro Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10,1999 as Southern Trust Securities, Inc. and filed a name change in 2022. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is an introducing broker-dealer clearing customer trades on a fully disclosed basis through the clearing firms (the "Clearing Brokers"). Under this basis, the Company forwards all customers' transactions to another broker-dealer who carries the customers' accounts. The Company's operations also consist of providing investment banking services.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of those organizations.

Securities Transactions and Revenue Recognition
Revenues for executing customer securities transactions, including commissions for agency   trading, and gains from riskless principal trading and all associated expenses are recorded as earned and incurred, on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Associated expenses include commissions paid to registered representatives and fees paid the Clearing Broker for certain clearance and settlement services. Commissions paid to registered representatives vary according to the contracted payout percentage and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions. Revenues for Investment banking services are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from net operating loss carryforwards that may be used to offset future regular tax income.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized. As of December 31, 2023, management has provided a valuation allowance of $0 for the deferred tax asset.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for the current year and three preceding years as of December 31, 2023.

Adoption of New Accounting Principle with Respect to Credit Losses
As of January 1, 2023, the Company adopted a new accounting standard under U.S. GAAP that replaced the incurred loss model for measuring the allowance for credit losses with a new model that reflects current expected credit losses (CECL) that are expected to occur over the lifetime of the underlying receivable. The CECL methodology is applicable to financial assets that are measured at amortized cost, including amounts due from clearing brokers, accounts receivable, contract assets, and notes and loans receivable from officers, owners, and employees.

The Company adopted the change in accounting for credit losses using a modified retrospective method which requires recognition of a cumulative effect adjustment, if any, to the opening balance of accumulated deficit as of January 1, 2023. The adoption of the new standard did not require a cumulative effect adjustment to accumulated deficit as of January 1, 2023.

3. Clearing Arrangements

The Company has three clearing agreements with the Clearing Brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. One arrangement has been in place for several years and is used for existing business. All customer records and accounts are maintained by the clearing brokers. The Company maintains deposits with the Clearing Brokers in the amount of $257,509 which is included in the "Deposits with Clearing Broker" line of the Statement of Financial Condition. A termination fee may apply if the Company were to terminate its relationships with their Clearing Brokers. The Company does not carry the accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customers' transactions, which are not reflected in these financial statements, to its Clearing Brokers, who maintain the customer accounts and clears such transactions. These activities may expose the Company to off balance sheet

3. Clearing Arrangements (continued)

risk in the event customers do not fulfill their obligations with the Clearing Brokers, as the Company has agreed to indemnify the Clearing Brokers for any resulting losses. The Company continually assesses risk associated with each customer who is on margin credit and records an estimated loss when collection from the customer is unlikely. During the year ended December 31, 2023, losses from such arrangements were not significant.

4. Related Party Transactions

Lease Agreements
During the year ended December 31, 2023, the Company's registered office is the home address of an officer. The Company remits payment of $2500 per month directly to the landlord for this leased space. During the year ended December 31, 2023, the Company also paid $6,000 under an informal arrangement. Such leases are month to month. During the year ended December 31, 2023, occupancy expenses totaled $36,000. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and a corresponding lease liability under FASB ASC 842, Leases.

Related Parties
Lynx Capital Partners and Sage Trader are entities affiliated through common ownership only. They are non-control affiliates per the definition on SEC Form BD.

- Accounts receivable include $305,274 due from Sage Trader.
- Accounts payable include $4,072 due to Sage Trader and $126,048 due to Lynx Capital Partners.
- Outside services includes $1.4M paid to Lynx Capital Partners.
- Miscellaneous income includes $300,000 from Sage Trader.
- Fix/Port Charges in the amount of $279,982 are paid to Lynx Capital Partners.
- Orderflow rebates in the amount of $177,845 are paid to Sage Trader.

5. Regulatory Requirements

The Company is subject to the provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or $88,136 based on AI [a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.]

On December 31, 2023, the Company's net capital balance as defined by the Rule 15c3-1 was $699,948, which exceeded the net capital requirement by $613,812. On December 31, 2023, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 1.8459 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Income Taxes

During the year ended December 31, 2023, the Company incurred a net profit. In assessing the realizability of any existing deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance of $0 against the deferred tax asset is appropriate in light of the Company's operating profit.

On December 31, 2022, the Company had approximately $2,144,948 in Federal and State net operating loss carry forwards ("NOLs") available to offset future taxable income. The December 31,2023 balance is approximately $1,701,903, after utilizing the current year's taxable income of $443,437. As of December 31, 2023, the deferred tax asset was $431,000. The NOLs will expire over an indefinite period.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured financial institution. At times during the year, balances were above the insured limits, however, no losses have been incurred on the accounts.

8. Off Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all its securities transactions to one of the three clearing brokers on a fully disclosed basis. All the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company, and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Due from Clearing Broker

The Company's due from clearing broker includes revenues earned from executing customer securities transactions and gains from riskless principal trading. Due from clearing broker at as of December 31, 2023, and 2022 was $1,695,404 and $1,091,660, respectively.

10. Prior Period Adjustment

An adjustment was recorded as of January 1, 2023, decreasing the opening balance of accumulated deficit, and increasing the deferred tax asset by $146,000. The adjustment was made to correct the calculation of the deferred tax asset at December 31, 2022.

11. Subsequent Events

The Company has evaluated subsequent events through March 30, 2024, the date the financial statements were available to be issued. There have been no subsequent events that have occurred after December 31, 2023, requiring amounts to be recognized or disclosed in the accompanying financial statements as of December 31, 2023.

12. Contingent Liabilities

The Company may be involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation threatened against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operation.

13. Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Management determined that an allowance for credit losses was not necessary at December 31, 2023 and 2022.